Mail Stop 3561

August 6, 2007

John C. Textor, Chief Executive Officer
BabyUniverse, Inc.
150 South U.S. Highway One, Suite 500
Jupiter, FL 33477

> **Re:** **BabyUniverse, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 9, 2007**
> **File No. 333-144430**

Dear Mr. Textor:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Selling Shareholders, page 6</u>

1. For each selling stockholder, please describe the transaction in which they acquired the shares that they are offering for resale. It appears that this registration statement is intended to cover the registration of common stock issued in private placements the company has recently completed to raise the funds necessary to consummate the merger with eToys. However, it is not clear to us what shares are represented by this registration statement, especially considering your Form 8-K filed on June 19, 2007 indicates that one of the private placements is expected to close in two tranches, the latter of which has not yet occurred. Please also provide for each selling shareholder its, his or her relationship to the

registrant within the last three years. Please also incorporate by reference the purchase agreement(s) as exhibits to the next amendment. See Item 507 of Regulation S-K.

2. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Plus Four Private Equities. See Interpretation I.60 of Telephone Interpretation Manual (July 1997) and Interpretation 4S of Regulation S-K section of March 1999 Supplement to Manual.

3. Please identify all selling stockholders who are registered broker-dealers or affiliates of broker dealers. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

4. If a selling stockholder is an affiliate of a broker-dealer, please disclose, if true, that:
   - the seller purchased the securities to be resold in the ordinary course of business; and
   - at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.
   Alternatively, please disclose that the stockholder is an underwriter. We may have additional comments upon review of your response.

Incorporation of Certain Documents by Reference, page 10

5. Please update your documents incorporated by reference to include your recently filed Form 8-K filed on July 11, 2007

Undertakings, II-2

6. Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1

7. We note that the legal opinion is limited to the laws of California. We further note that you are incorporated in Florida. Counsel must opine on the corporate laws of the jurisdiction of your incorporation. Please revise this language to clearly opine on the laws of the State of Florida, including the statutory provisions, all applicable provisions of the Florida Constitution, and reported

judicial decisions interpreting these laws. Alternatively, please file as an exhibit the legal opinion of Akerman Senterfitt that you indicate you are relying upon.

***

As appropriate, please amend your registration statement in response to our comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: D. Thomas Triggs, Esq.
Sullivan & Triggs, LLP